SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934
Date of Announcement: 29 November 2016
BT Group plc
(Translation of registrant's name into English)
BT Group plc
 81 Newgate Street
 London
EC1A 7AJ
 England
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..X...             Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ......           No ..X..

 If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

                                                             November 29, 2016
MIKE McTIGHE TO BE FIRST OPENREACH CHAIRMAN
Brings extensive regulatory experience from his eight years on Ofcom's Board
Will help appoint further independent members to the new Openreach Board

Mike McTighe has been appointed the first Chairman of Openreach, BT's local fixed network business. McTighe, who takes up his role from January, is an experienced telecoms executive and regulator who spent eight years on the Board of Ofcom. He will oversee the new Openreach Board - which will operate from early 2017 - and be instrumental in selecting further independent members to join that Board.
            BT announced in July 2016 it would implement governance changes to make Openreach more independent and transparent. Central to these was the creation of an Openreach Board with an independent chairman and a majority of independent members. This Board will be accountable for setting the strategy and overseeing and managing the performance of Openreach, working with CEO Clive Selley and his management team. It will ensure that Openreach treats all customers equally whilst investing in better service, broader coverage and faster speed broadband.
Speaking today, BT Chairman Sir Michael Rake said: "I am delighted that Mike has agreed to be the first Chairman of Openreach. He has extensive experience and I am sure Openreach will benefit from his detailed industry and regulatory knowledge.
"We promised in July to create an Openreach Board and we are delivering on that promise. I remain hopeful this significant move by BT can help to underpin a sustainable, proportionate and fair regulatory settlement that is in the interests of the whole country."
McTighe added: "Openreach is at the heart of the digital economy and I am thrilled to take up this important role. A great deal has been achieved over the past decade but it is clear that Openreach needs to up its game on service and regain the trust of the people we serve in the industry and across the UK. Clive is making great progress on both fronts and I look forward to working with him to ensure the UK has the best possible digital infrastructure. I also look forward to meeting with the many service providers who rely on Openreach services or who are keen to use its ducts and poles to build their own networks".
McTighe brings extensive regulatory experience to the role, having spent eight years on the Board of Ofcom from 2007 to 2015. He has also held a variety of non-executive roles following an executive career spent largely with Cable and Wireless, Philips, Motorola, and GE. Importantly, he has recent first-hand experience from financial services company Jerrold Holdings (trading as Together) of working in a regulated environment, in a parent/subsidiary structure where both entities have their own Boards.
Notes to Editors
Openreach is responsible for the tens of millions of copper and fibre lines that connect homes and businesses to local telephone exchanges across the UK. It provides an extensive range of wholesale broadband and telephony services to more than five hundred service providers, all of whom can access the network on equal terms. It is a highly regulated business with more than ninety per cent of its revenues coming from products and services that are regulated by Ofcom.
            The business was established in 2006 following Ofcom's Telecoms Strategic Review the previous year. A great deal has been achieved since then with broadband usage across its network surging from around seven million premises in 2006 to more than 20 million currently. Competition has also flourished, thanks to the Openreach open access model, with BT currently having around 37 per cent of the retail broadband market.
BT has invested heavily to ensure the UK has one of the best superfast broadband networks in the world. Capex at Openreach totalled more than £10.5bn during its first decade of operation and has grown by more than thirty per cent over the last two years, reaching more than £1.4bn last financial year. This investment has helped the UK to boast the best superfast broadband coverage and take up among major European nations.
More than 26 million homes and businesses can currently access fibre broadband via the Openreach network and tens of thousands of additional premises are being passed every week. The business is also set to deploy ultrafast broadband via Fibre to the Premises (FTTP) and G.fast, with an ambition to bring ultrafast services within reach of twelve million homes and businesses by the end of 2020.

For further information
Enquiries about this news release should be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the UK dial + 44 20 7356 5369. All news releases can be accessed at our web site. You can also subscribe to receive all BT announcements here and you can follow us on Twitter here.

About BT
BT's purpose is to use the power of communications to make a better world. It is one of the world's leading providers of communications services and solutions, serving customers in 180 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to its customers for use at home, at work and on the move; broadband, TV and internet products and services; and converged fixed-mobile products and services.  BT consists of six customer-facing lines of business: Consumer, EE, Business and Public Sector, Global Services, Wholesale and Ventures, and Openreach.
For the year ended 31 March 2016, BT Group's reported revenue was £19,042m with reported profit before taxation of £3,029m.
British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.
For more information, visit www.btplc.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)
 By: /s/ Dan Fitz, Company Secretary
--------------------

Dan Fitz, Company Secretary.
Date 29 November 2016